                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-80509


ML JWH Strategic Allocation Fund L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 0.47% in December, closing the month with a NAV per Unit of $123.16 on December 31, 1996, as compared to the November 30, 1996 NAV per Unit of $122.58.

As of January 1, 1997, the Fund's trading was allocated among seven John W. Henry & Company, Inc. ("JWH") investment programs approximately as follows:

Investment Program                      % Trading Allocation
------------------                      --------------------
Original Investment Program                     26.0%
Global Financial Portfolio                      21.0%
Financial and Metals Portfolio                  15.5%
G-7 Currency Portfolio                          15.5%
Global Diversified Portfolio                    10.0%
Dollar Program                                   7.0%
Worldwide Bond Program                           5.0%
                                              ---------
                                               100.0%

Cash allocations among the Programs differ immaterially from the trading allocations due to performance differences since the most recent trading re-allocation on December 2, 1996. The allocation of assets among the programs, as well as selection of the programs to be used, are dynamic features of the Fund and will change, from time to time, as JWH deems advisable.

Merrill Lynch Investment Partners Inc. has received the following information from JWH, which was previously disclosed in the September monthly statement: In September 1996, JWH was named as a codefendant in the class action lawsuits brought in the California Superior Court, Los Angeles County and in the State Supreme Court, New York County. The actions, which seek unspecified damages, purport to be brought on behalf of investors in certain Dean Witter commodity pools, some of which are advised by JWH, and are primarily directed at Dean Witter's alleged fraudulent selling practices in connection with the marketing of those pools. JWH is essentially alleged to have aided and abetted or directly participated with Dean Witter in those practices. JWH believes the allegations against it are without merit; it intends to contest these allegations vigorously and is convinced that it will be shown to have acted properly and in the best interest of the investors.

Since that time JWH has provided the following update to the previous disclosure: In November 1996, JWH was named in a class action complaint filed in Superior Court of the State of Delaware for Newcastle County that contained the same allegations as the New York and California complaints.

We would like to take this opportunity to again remind U.S. taxpayers that we expect to send 1996 K-1 information in mid-February. Our customer service representatives are available to assist you with questions you may have, and may be reached at our toll-free number in the U.S.: 1-800-765-0995.

Set forth below is a report from JWH addressing performance for last month. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of the General Partner.

                    Sincerely,
                    John R. Frawley, Jr.
                    President and Chief Executive Officer
                    Merrill Lynch Investment Partners Inc.
                    (General Partner)

                    --------------------------------------


                         Report of the Trading Advisor
                         John W. Henry & Company, Inc.

Performance in the Fund improved slightly as volatility returned to key markets, reducing opportunities for profit in the individual programs. As reported to you last month, early in December we completed a significant reduction in leverage in a number of investment programs traded in the Fund to reduce Limited Partners' exposure to increasing levels of volatility. That decision was well rewarded as we saw significant reversals in key sectors during the closing weeks of 1996.

Volatility returned to interest rate markets in the final month of the year, buffeted by newly released U.S. economic data, jittery stock markets, and a news report questioning the continuing support of U.S. Treasuries by foreign central banks and other overseas investors. Buying of U.S. government securities by foreign governments reached as much as 90% of total purchases in the third quarter of 1996, driven by record low interest rates in Japan and a low-rate environment in Europe. The failure of the Federal Reserve Board to make an expected seasonal purchase of U.S. Treasuries in the open market -- which would have added reserves to the banking system -- did little to support U.S. bond prices. In Europe, Italian government bonds strengthened as prospects improved for that nation's entry into the European Monetary Union.

Participants in world currency markets focused on the negotiations over Europe's stability pact for membership in the European Monetary Union (EMU). The German mark was particularly vulnerable to any hints of concessions made by Germany in the pact's formation. While the British pound and the U.S. dollar continued to benefit from their status as safe havens against EMU uncertainty, both were subject to intermittent dips during the month as concern began to emerge about the impact on exports in both countries. Occasional jawboning by Japanese officials contributed to volatility in the dollar/yen relationship; on balance, however, the yen found little support in world markets as investors seemed to grow more pessimistic over the state of the Japanese economy.

In the commodity markets, gold continued its relentless decline from year-high levels set in February. Energy prices were supported by colder-than-normal temperatures in Europe, which offset warmer weather patterns and somewhat reduced demand in parts of the United States.


                              SECTOR ALLOCATIONS
                             as of January 1, 1997

                           [PIE CHART APPEARS HERE]

Metals 10.55%

Energy 15.08%

Stock Indices 5.56%

Foreign Exchange 29.22%

Global Interest Rates 31.46%

Agriculture 8.13%


INDIVIDUAL INVESTMENT PROGRAMS

Original Investment Program

Performance in the program improved slightly. The U.S. dollar continued to soar against most major currencies. Positions in all currency markets traded resulted in gains. Interest rate markets were volatile, buffeted by conflicting data on the U.S. economy and news reports that overseas investors may be pulling back on purchases of U.S. Treasuries, depriving the market of what has been a strong source of support in 1996. Small gains in Australian 3-year bonds, failed to offset losses in other bond markets traded. Except for small profits in gold, positions in metals traded resulted in losses. Trading in crude oil produced gains. In agricultural markets, small gains were recorded in corn positions, offsetting losses in cotton, coffee and sugar. Gains in the Nikkei failed to offset losses in Australian All Ordinaries.

Global Financial Portfolio

Performance improved slightly as the program benefited from positions in crude oil and currencies. Energy market participants shrugged off news of Iraq's long-awaited return to the business of exporting crude oil, focusing instead on immediate factors affecting winter demand. In the currency markets, both the Japanese yen and Swiss franc continued to decline against the U.S. dollar and other major currencies. Yen-selling for German mark also strengthened the mark. Positions in yen, mark and franc were profitable. Except for small gains in French bond and Australian 3-year bond, positions in bond markets traded were unprofitable. Positions in stock indices resulted in losses.

Financial and Metals Portfolio

Performance declined, as small gains in metals and stock indices failed to offset losses in global interest rate and currency positions. Prices in the bond markets were jarred by volatile stock markets worldwide. Conflicting reports on the U.S. economy also added to the month's volatility. Except for small gains in Italian bond, all other interest rate positions were unprofitable. Volatility in world stock, and bond markets affected currencies as well, with the U.S. dollar and the British pound experiencing some dips in otherwise upward trends. The Australian dollar plunged after that nation's central bank cut a key interest rate. Gains in Japanese yen and Swiss franc poisitions were offset by losses in the pound and Australian dollar.

G-7 Currency Portfolio

Participants in the G-7 currency markets kept a watchful eye on negotiations for Europe's single-currency stability pact amid concerns that any concessions made by Germany would weaken that nation's currency. Currencies were also impacted by volatility in global stock markets and continued concerns over the strength of the Japanese economic recovery. As Japanese investors searched the globe for higher yields, the U.S. dollar reached a 45-month high against the Japanese yen. In general, the major trends of the year continued with a weakening yen, strengthening dollar, faltering Swiss franc and soaring British pound. Modest gains were derived from positions in pound, yen and Swiss franc, offsetting losses in Canadian dollar, French franc and German mark.

Global Diversified Portfolio

Performance declined slightly reflecting volatile trading conditions in world financial markets. Except for small gains in Italian bond and Austrailian bank bills, positions in all other bond markets traded were unprofitable. In the currency markets, gains in Japanese yen and Swiss franc positions failed to offset losses in British pound and Australian dollar. Small gains were realized in metals and stock indices. In the commodity markets, crude oil prices were closely tied to weather reports, inventory reports and news of Iraq's return to the business of exporting crude. Positions in crude oil were profitable. In agricultural markets, small gains in corn, bean oil and bean meal positions offset losses in sugar.

Dollar Program

Performance Improved as the U.S. dollar stayed its upward course against most major currencies, overcoming occasional setbacks triggered by volatile stocks and bond markets at home. The British pound faltered early in the month as investors worried about the economic impact of that currency's rally, but returned to its upward course soon thereafter. No break was experienced in the trends demonstrated by Japanese yen and Swiss franc, which have been declining against major currencies for much of 1996. Developments surrounding the formation of the European Union stability pact contributed to the volatility of the German mark. Positions in yen and franc were profitable, offsetting losses in pound and mark.

Worldwide Bond Program

Performance declined moderately as world bond markets became more volatile, reducing opportunities for profit. Bond markets in the U.S. were particularly uneasy as prices were buffeted by a series of economic reports conveying conflicting messages on the state of the economy and news accounts suggesting a reduction in purchases of U.S. Treasuries by foreign investors. The Italian bond benefited somewhat from Italy's improved status relative to membership in the European Monetary Union. Gains in French nd Italian bond positions were offset by losses in all other bond markets traded.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS, TOGETHER WITH THE PROSPECTUS SUPPLEMENT AND A RECENT MONTHLY REPORT FOR THE FUND. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND. THE CURRENT PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. THE FUND'S SINGLE-ADVISOR MULTI-STRATEGY APPROACH IS NOT ANTICIPATED TO PROVIDE THE SAME LEVEL OF RISK CONTROL AS IS COMMONLY EXPECTED IN A MULTI-ADVISOR PORTFOLIO.

                     ML/JWH  Strategic Allocation Fund L.P.
                               December 31, 1996
                             Statement of Changes
                              in Net Asset Value



Net Asset Value (1,416,919 Units) at
  November 30, 1996                                                $173,680,488

Net Income/(Loss) for December 1996                                     821,845

Less Redemptions of 13,492 Units                                     (1,661,675)

Plus Additions of 148,159 Units                                       18,248,494
                                                                   ------------
Net Asset Value (1,551,595 Units)at
  December 31, 1996                                                $191,089,152
                                                                   ============
Net Asset Value per Unit at
  December 31, 1996                                                $     123.16
                                                                   ============

                     ------------------------------------

                          Statement of Income/(Loss)

                                                      December     Year-To-Date
                                                      --------     ------------

Revenues:
  Realized Profit/(Loss)                            $ 25,859,691   $ 29,800,074
  Change in Unrealized Profit/(Loss)                 (24,388,462)     4,696,372
                                                    ------------   ------------

  Total Trading Results                                1,471,229     34,496,446

  Interest Income                                        749,698      3,030,330
                                                    ------------   ------------
Total Revenues                                         2,220,927     37,526,776


Expenses:
  Brokerage Commissions                                1,160,945      4,873,367
  Administrative Fees                                     37,450        157,206
                                                    ------------   ------------
    Total Expenses                                     1,198,395      5,030,573
                                                    ------------   ------------
Net Income/(Loss) Before
  Minority Interest                                    1,022,532     32,496,203
                                                    ------------   ------------
Minority Interest                                       (169,020)    (4,707,392)
                                                    ------------   ------------
Net Income/(Loss) from
  Joint Venture                                          863,512     27,789,811
Organization Expense                                      41,667        232,956
                                                    ------------   ------------
Net Income/(Loss)                                   $    821,845   $ 27,556,855
                                                    ============   ============
--------------------------------------------------------------------------------
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


                                          /s/ James M. Bernard
                                          James M. Bernard
                                          Chief Financial Officer
                                          Merrill Lynch Investment Partners Inc.


Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106